Detica

RECEIVED

2007 NOV 28 P 9:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07028287

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 07-FIV100C537

SUPPL

14 November 2007

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

14.11.07 Notification of e-borders contract

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

NOV 30 2007

THOMSON
FINANCIAL

Enc

dlw 11/29

14 November 2007

Detica Group plc (DCA.L) ("Detica"), the information intelligence specialist, is pleased to note the following announcement.

Trusted Borders signs contract with UK Home Office for e-Borders project

Trusted Borders, a consortium of companies led by Raytheon Systems Limited of the UK, and including Detica, has signed a contract with the Home Office to develop and implement the nation's "e-Borders" project, an advanced border control and security programme.

Members of the Trusted Borders consortium have already begun work on the e-Borders programme, building upon the country's current pilot programme for border control and expanding it into a fully flexible, scalable and robust e-Borders capability within two years. Ninety-five percent of the work will be carried out in the UK.

Tom Black, Chief Executive, Detica, says: "Keeping our borders secure whilst facilitating the easy passage of legitimate travellers is a vital task for the security and economic well-being of the UK. Detica is proud to be a key member of the Trusted Borders consortium which has been selected to bring this about."

Under the e-Borders programme, Detica is responsible for intelligence and analytics services. Detica is the UK's leading information intelligence specialist, working extensively in this area for commercial, law enforcement and national security clients. In one of its most recent assignments Detica carried out complex analysis of cross-border freight movements for HM Revenue & Customs.

Detica expects to enter into a formal sub-contract for this programme with Raytheon shortly. The contract is expected to generate over £50 million of revenue for Detica and will therefore represent the largest single contract won by Detica to date. The majority of revenue will be recognised in the first four to five financial years. Detica will provide a further update on the revenue associated with this programme, once the sub-contract has been signed, but notes that the contract award is unlikely to have a material impact on revenues or profits in the current financial year.

The prime contractor for the Trusted Borders consortium is Raytheon, which will be responsible for systems integration, travel services and overall project management. Other supporting members of the consortium are leaders in their respective fields who bring a strong record of performance and delivery to the e-Borders programme. The members of the Trusted Borders team and their respective areas of responsibility in the programme are as follows:

Serco is responsible for infrastructure and service management. Serco is a leading international service company which specialises in providing operational, management and consulting expertise to the UK and other governments. Serco already provides the Mycroft intelligence management system to the UK Borders and Immigration Agency.

Accenture is responsible for training end users of the system and helping to measure the overall business benefits of the e-Borders programme. Accenture is a global management consulting, technology services and outsourcing company with proven experience working with border and identity management agencies around the world.

QinetiQ is responsible for security accreditation and human factors. QinetiQ, the international defence and security technology company, is a specialist in designing customer-facing processes and secure systems that comply with UK Government requirements. For example, it has developed and runs Borderwatch, which detects stowaways in vehicles, for the Department for Transport.

Capgemini is responsible for the development of business architecture including the design of business processes, organisation structure and primary data flows. Capgemini is a leading global consulting firm and a specialist in UK Government Business Architecture design and implementation.

Steria is responsible for the development of the Agency interfaces. Steria is a major European IT services provider with extensive experience of European border management systems, through programmes such as the Schengen Information System (SISII) and Visa Information System (VIS).

Notes to Editors:

About e-Borders

The e-Borders Programme is a multi-agency, technology-enabled business change programme which will create a joined-up, modernised border control and security framework for the United Kingdom.

e-Borders will collect and analyse passenger and crew data, provided by carriers (air, sea and rail), in respect of all journeys to and from the UK in advance of their travel. This will support an intelligence-led approach to operating border controls, by identifying those involved in abuse of UK immigration laws, serious and organised crime and terrorism.

Border control agencies include Immigration service, Police service, Serious and Organised Crime Agency, Customs and UKvisas.

The e-Borders programme will cover all carriers operating to and from the UK. It builds upon the successes of Project Semaphore, the de-risking pilot for the e-Borders programme which currently captures passenger information from a limited number of carriers on routes that have been identified as high risk.

By harnessing passenger information, performing risk assessments on passengers planning to enter or leave the UK and utilising new developments in technology which allow the swift and secure transfer of data, e-Borders will, in effect, export the border and provide more effective levels of border control and deliver faster processing and greater flexibility in control operations.

For further information on Detica, please contact

Tom Black, Chief Executive
Mandy Gradden, Finance Director
Detica Group plc
01483 816 000

Edward Bridges, Matt Dixon, Financial Dynamics
0207 831 3113

For further information on Trusted Borders, please contact the Trusted Borders press office

James Drewer
Tel: +44 (0) 20 7861 3121
Mob: +44 (0) 7770 647 300

Estelle McCartney
Tel: +44 (0) 20 7861 3210
Mob: + 44 (0) 7770 830 054
Email: jdrewer@goodrelations.co.uk
Website: http://www.trustedborders.com

Detica

RECEIVED

2007 NOV 28 P 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 07-FIV100C541

20 November 2007

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

19.11.07 Notification of Interim Results – for six months ended 30 September 2007

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

Enc

19 November 2007

Detica Group plc

Interim results

For the six months ended 30 September 2007

Detica Group plc ("Detica", "the Company" or "the Group"), the specialist business and technology consultancy, today announces interim results for the six months ended 30 September 2007.

Key points:

- Revenue up 45% (8% organic*) to £98.8 million (2006: £68.3 million)
  - Government up 40% to £57.2 million – UK Government up 16% on an organic* basis
  - Commercial up 52% to £41.6 million – reflecting full year impact of prior year acquisition

- Adjusted* Group operating profit up 70% to £10.3 million (2006: £6.0 million)
  - UK adjusted* operating margin slightly improved at 13.9% (2006: 13.7%)
  - US adjusted* operating loss of £0.5m (2006: loss of £0.9 million) reflecting the costs of the integration of DFI International ("DFI")
  - Significant saving from June 2007 decision to absorb StreamShield into the core business

- Adjusted* Group profit before tax up 53% to £9.6 million (2006: £6.3 million)

- Adjusted* diluted earnings per share up 38% to 5.5 pence (2006: 4.0 pence)

- Interim dividend up 92% to 1.2 pence (2006: 0.625 pence)

- Integration of DFI largely complete and business performance is much improved

- Tier-one partner in Trusted Borders, the winning consortium for UK Government's recently announced multi-year e-Borders programme, helping to underpin the Board's expectations of performance for current and future financial years

*For definitions of "Organic" growth and "Adjusted" earnings measures, please see the notes on page 3.

Commenting on these results, Dr Tom Black, Chief Executive of Detica said today:

"We are pleased with the performance of the Group during a first half in which our strong growth was more weighted towards acquisitions than usual. Significant effort has been invested to integrate DFI and we now expect to see the benefits of this in its performance in the second half and beyond. Our Commercial business also performed well but, with the global uncertainty in financial markets, we are not expecting growth here in the second half.

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and most particularly in our Government markets where we are part of the recently successful Trusted Borders consortium. As a result, the outlook for the Group remains good."

For further information, please contact:

Detica Group plc

Tom Black, Chief Executive or Mandy Gradden, Finance Director
020 7831 3113 (19 November 2007)
01483 816 000 (thereafter)

Financial Dynamics

Edward Bridges or Matt Dixon
020 7831 3113

Notes

Organic growth

Organic growth is calculated by comparing first half revenue for the six months to September 2007, with revenue for the six months to September 2006 restated as though acquisitions had been made on 1 April 2006, and that the exchange rates for the six months to September 2006 were the same as those in the six months to September 2007.

Adjusted earnings measures

A reconciliation of adjusted operating profit, profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the table below. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

	Operating profit		
	30 Sep 2007	30 Sep 2006	31 March 2007
	£'000	£'000	£'000
Per IFRS financial statements	**8,597**	5,683	14,976
Exceptional charge on absorption of StreamShield into the core business	**771**	-	1,095
Amortisation of acquired intangibles	**831**	290	836
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	**93**	68	153
Adjusted	**10,292**	6,041	17,080

	Profit before tax		
	30 Sep 2007	30 Sep 2006	31 March 2007
	£'000	£'000	£'000
Per IFRS financial statements	**7,747**	5,931	14,890
Exceptional charge on absorption of StreamShield into the core business	**771**	-	1,095
Amortisation of acquired intangibles	**831**	290	836
Unwind of the discount on m.a.partners deferred consideration	**169**	-	338
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	**93**	68	153
Adjusted	**9,611**	6,289	17,312

	Diluted EPS		
	30 Sep 2007	30 Sep 2006	31 March 2007
	Pence	Pence	Pence
Per IFRS financial statements	**4.3**	3.7	9.2
Exceptional charge on absorption of StreamShield into the core business	**0.5**	-	0.7
Amortisation of acquired intangibles	**0.5**	0.3	0.5
Unwind of the discount on m.a.partners deferred consideration	**0.1**	-	0.3
Effect of change in UK deferred tax rate	**0.1**	-	-
Adjusted	**5.5**	4.0	10.7

INTRODUCTION

Detica has delivered a good first half underpinned by robust organic growth in our UK Government business. Growth in our Commercial business was dominated by the integration of m.a.partners which was acquired in September 2006. In our US Government business, the integration of DFI took most of the first half. This has now been largely completed and, since the end of the half, business performance is much improved. In the six months to 30 September 2007, Group revenue increased by 45% to £98.8 million and adjusted Group profit before tax increased by 53% to £9.6 million.

UK

Our UK business delivered a good performance in the first half, with revenues increasing by 24% to £83.3 million. Operating margins at 13.9% improved slightly on last year with day rates higher as a result of an increase in business consulting services, most notably in our Financial Services business. Utilisation was in line with historic seasonal norms but somewhat lower than the same point last year.

UK Government

Our UK Government business, which covers National Security and related Public Sector markets, delivered a very good first half, with a 17% increase (16% organic) in revenues to £47.5 million. Much of our work in the Government market focuses on large-scale data integration and the application of advanced analytical techniques – areas in which we remain a supplier of choice.

Our National Security business, which services the intelligence, security and resilience sectors, delivered another set of strong results this half. In this market, the Government's continued focus on immigration, border control, identity management and counter-terrorism initiatives plays well to our information intelligence capabilities. In line with the expanded scale and reach of Detica we anticipate a trend towards larger contract opportunities. In this regard, we are delighted to report that Detica has, as a tier-one partner within the Trusted Borders consortium led by Raytheon, been selected to deliver the intelligence and analytics component of the e-Borders contract to create an integrated, modernised border control and security framework for the United Kingdom. This contract is expected to generate over £50 million of revenue for Detica, with the majority falling in the next four to five financial years. We also continue to derive strong revenues from our intelligence clients and from HM Revenue and Customs.

The Public Sector component of our Government business focuses on Central Government departments adjacent to the National Security field such as the Home Office, the Department for Transport and the Metropolitan Police. In this area, increasing attention on the protection of the UK's Critical National Infrastructure is an important driver of demand.

The UK Government business is well positioned to benefit from the Government's recent Comprehensive Spending Review which has confirmed spending increases in a number of our core clients, notably Intelligence, the Home Office and Transport, with a particular emphasis on increased technology spending. Within the Home Office, funding has been confirmed for key programmes such as e-Borders and counter-terrorism and anti-fraud projects. This positive market context will enable us to capitalise on our market-leading position in the UK National Security market and support the continued long-term performance of our UK business as a whole.

UK Commercial**

Our UK Commercial business, comprising our Financial Services and Telecoms, Media and Technology units, grew strongly through acquisition.

Financial Services

Our Financial Services business saw revenues increase in the first half by 78% (3% on an organic basis) to £22.9 million, largely due to a full six month contribution from the m.a.partners business acquired in September 2006. Our services in this business include the provision of advanced analytics for the detection of fraud, trading systems optimisation, major data warehousing projects to address regulatory compliance as well as wide-ranging business consulting assignments drawing on the deep domain expertise of our staff.

Following a successful first year of operation at the Insurance Fraud Bureau, where *Detica NetReveal®* has exposed a number of organised fraud networks leading to 81 arrests and a significant return on investment, we are delighted to announce that RBS Insurance has purchased a *Detica NetReveal®* licence together with related professional services. We are also in trials with several of the UK's tier-one banks focusing on fraud and credit risk management. In addition, we have been engaged by a new client, Alliance & Leicester Group, to help develop a new fraud containment strategy across its retail and commercial banking arms. A significant new insurance client is Lloyds of London, while, in the capital markets sector, we continue to deliver highly-differentiated services to many of the tier-one banks and the financial exchanges and market regulators. Phase 1 of the FSA market abuse detection system, which will enable the FSA to meet its MiFID obligations, has now gone live and we are engaged in dialogue with other European regulators.

Towards the end of the half however, we saw a sharp decline in demand from investment banks following this summer's global liquidity crisis, and on balance, given these current tough market conditions, we expect that full year revenues from this unit will be somewhat lower than the equivalent figure last year. We are therefore currently re-deploying staff into our Government business, taking advantage of our portfolio business model and the inherent flexibility of our people.

** Including a small contribution from the capital markets business in Amsterdam and Geneva.

Telecoms, Media and Technology (TMT)

As expected, our TMT business has not matched the exceptional 80% growth in revenues it delivered in the first half of last year, and revenues were down 6% to £12.9 million as a result. Nevertheless, this business is still exhibiting good growth when viewed on a longer-term basis. In this sector, we assist clients with challenges arising from increasing regulatory demands and industry convergence and with opportunities to better understand and exploit social networks within their customer base.

In the mobile sector we have renewed our relationship with Orange this year and have been awarded a project to develop a solution for a new mobile consumer proposition for Vodafone Netherlands building on work previously undertaken for the Vodafone UK business, a significant client of ours. In the fixed-line sector, we have continued to diversify our services across BT and are now working within the Wholesale, Retail and Openreach lines of business, helping them meet their regulatory obligations and supporting them in several key programmes. Elsewhere, we have been working with Cable & Wireless to help them comply with recent legislation which obliges service providers to retain Call Detail Records. In the media sector, we have added Channel 4 to our client list.

As previously reported, StreamShield was combined with Detica's core business in June 2007 resulting in considerable cost savings. Existing StreamShield customers are being fully supported and we continue to sell solutions such as content forensics (which identifies professional spammers and infected subscribers on service provider networks) and web filtering. During the first half, StreamShield delivered network-based filtering applications to a Carphone Warehouse subsidiary and to an overseas national telecoms provider and recognised revenues totalling £0.7 million as a result.

Overall, we expect the TMT market to be broadly favourable and to be characterised by steady growth.

US

Our US business comprises two components: a Government business based in the Washington DC area and a Commercial business, focusing on Financial Services clients, headquartered in New York. US revenues grew to £15.5 million (2006: £1.1 million) over the period.

US Government

We are pleased to report that the integration of the recently acquired DFI business has been largely completed and that business performance is much improved. As previously reported, this follows a difficult start to the first half during which the integration took longer and cost more than we had originally planned. Revenues were £9.7 million, a substantial rise on last year (2006: £0.4 million) and, with strengthened operational controls now in place, utilisation has improved, day rates have increased and headcount is rising. The sales pipeline has improved materially and we have made several sales of Detica capability, such as data analytics and specialist communications systems, to DFI clients, drawing on large and growing budgets in the Homeland Security, intelligence and counter-terrorism communities.

An example of this, and a key sale in the half, was our selection to provide advanced analytics services to a major US Government client involved in counter-terrorism activities. Phase 1 of the project has already commenced and it is expected to develop into a significant long-term engagement with the client. Other significant wins include comprehensive analytical support to the Joint Staff in the Department of Defense, risk assessment services to the Department of Homeland Security, and several technology and open-source intelligence initiatives to various US counter-terrorism clients. These sales wins demonstrate an increasing demand for our services from an expanding client base, including technology solutions developed originally for UK Government clients.

The acquisition of DFI is an important element of our strategy to build a substantial presence in the US National Security market and we are confident that it will provide a solid platform for growth in this highly strategic market. We believe that there are numerous large-scale trends which will drive long-term demand for our services and that our strategy will be further supported by the close cooperation between the UK and US on National Security matters. We are optimistic that the first half losses we incurred were transitional and we expect the business to grow and be profitable in the second half.

US Commercial

Our US Commercial business delivered a strong first half, with a 27% organic increase in revenues to £5.8 million providing strategic advice and practical change management consulting to investment banking clients. In addition, we are pleased to report that SAS, the market leader in business intelligence and predictive analytics software, has signed an agreement to resell licences for *Detica NetReveal®*. Detica is the exclusive services provider for all sales made under the agreement, which will focus initially on the North American banking and insurance markets, and we are already undertaking a "proof of concept" project with a leading US financial institution.

Although first half performance was strong, the business is being adversely affected by this summer's global liquidity crisis and we predict a difficult second half. However, our capability to exploit the intellectual property developed from our core Government business work, in the areas of security, risk and intelligence, means that in the longer term, we are well positioned for growth in a critically important niche.

PEOPLE

Detica continues to attract high quality people, supported by our increasing scale and reputation in the consulting market. On 30 September 2007, total headcount had increased by 23% compared to the same point last year to 1,524 (2006: 1,235) as a result of acquisitions and the underlying organic growth of the business.

Total staff attrition (excluding the previously announced headcount reduction programme at StreamShield and the right-sizing of the support base in DFI) increased to 19% (2006: 15%), reflecting a buoyant recruitment market, particularly in the capital markets sector, which has since slowed. This is above our

long-run average of 15%, although within the range more recently experienced by the Group. Improving staff retention remains a high priority.

FINANCIAL REVIEW

Revenue and profits

The table below summarises the Group's first half revenues by its primary reporting segment, geography, and by vertical market. Annualised revenue per head remained constant year on year at £132,000 (2006: £132,000) reflecting good growth in day rates, but offset by weaker utilisation.

			2007			2006	Total growth			Organic growth (at constant currency)		
	UK	US	Group	UK	US	Group	UK	US	Group	UK	US	Group
	£'m	£'m	£'m	£'m	£'m	£'m	%	%	%	%	%	%
Government	47.5	9.7	57.2	40.6	0.4	41.0	17%	n/a	40%	16%	(2%)	12%
Financial Services	22.9	5.8	28.7	12.9	0.7	13.6	78%	n/a	111%	3%	27%	7%
TMT	12.9	-	12.9	13.7	-	13.7	(6%)	n/a	(6%)	(6%)	-	(6%)
Commercial	35.8	5.8	41.6	26.6	0.7	27.3	34%	n/a	52%	(1%)	27%	2%
Total	83.3	15.5	98.8	67.2	1.1	68.3	24%	n/a	45%	8%	7%	8%

Adjusted Group operating profit grew by 70% to £10.3 million and adjusted Group profit before tax grew by 53% to £9.6 million. The table below identifies the key adjustments made to derive the adjusted profit measures.

	Operating profit		Profit before tax	
	2007	2006	**2007**	2006
	£'000	£'000	**£'000**	£'000
Per IFRS financial statements	**8,597**	5,683	**7,747**	5,931
Exceptional charge on absorption of StreamShield	**771**	-	**771**	-
Amortisation of acquired intangibles	**831**	290	**831**	290
Unwind of the discount on m.a.partners deferred consideration	**-**	-	**169**	-
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	**93**	68	**93**	68
Adjusted operating profit/profit before tax	**10,292**	6,041	**9,611**	6,289
Memo: charge for share-based payments deducted above	**977**	405	**1,120**	405

Margins in our UK business improved slightly to 13.9% (2006: 13.7%) with the increase in day rates offsetting the reduction in utilisation and net increase in employment costs per head. The Group's decision in June 2007 to absorb StreamShield into the core business has also contributed £1.5 million to the increase in profits as set out in the table below. Our US businesses made a combined adjusted loss of £0.5 million for the half as a result of integration costs and losses in DFI (together totalling £1.1 million), offset by £0.6 million of profits in our US Financial Services business.

	UK £'000	US £'000	2007 Group £'000	UK £'000	US £'000	2006 Group £'000
Adjusted operating profit						
Core business	11,576	(479)	**11,097**	9,206	(876)	8,330
StreamShield	(805)	-	**(805)**	(2,289)	-	(2,289)
Group	10,771	(479)	**10,292**	6,917	(876)	6,041
Adjusted operating margin						
Core business	13.9%	-	**11.2%**	13.7%	-	12.2%
StreamShield	(1.0%)	-	**(0.8%)**	(3.4%)	-	(3.4%)
Group	12.9%	-	**10.4%**	10.3%	-	8.8%

StreamShield's financial results for the quarter to 30 June 2007 have been reported separately in the table above. Financial results since 30 June 2007 (revenues of £0.7 million and profits of £0.1 million) have been reported as part of the core TMT business. As previously reported, the StreamShield product line within the core business is expected to have an immaterial impact on profits in the current financial year. Exceptional costs comprising severance, share option charges and professional costs totalling £0.8 million (in addition to the £1.1 million of exceptional asset impairments recorded in the previous financial year) were incurred in the first quarter together with the business's then "normal" operating losses totalling £0.8 million.

Taxation

The Group's adjusted tax charge for the half was £3.1 million (2006: £1.8 million) and represented an adjusted effective tax rate of 31.8% (2006: 27.9%). The table below identifies the key adjustments made to derive the adjusted tax figures with a notable new item this year relating to the one-off impact of the reduction in the UK rate of corporation tax from 30% to 28% on brought forward deferred tax assets.

	2007 £'000	2006 £'000
Tax charge per IFRS financial statements	**2,635**	1,687
Impact of exceptional charge on absorption of StreamShield	**231**	-
Impairment of Rubus goodwill following claim for previously unrecognised tax losses	**93**	68
Impact of amortisation of intangibles	**272**	-
Effect of change in UK deferred tax rate	**(176)**	-
Adjusted tax charge	**3,055**	1,755

The increase in effective tax rate is due to the Group's increased activities in the US and UK research and development tax credits representing a smaller relative deduction against Group profits.

Earnings per share ("EPS")

Adjusted diluted earnings per share grew by 38% to 5.5 pence (2006: 4.0 pence) slightly behind the growth in profit before tax due to the increased effective tax rate noted above. The table below identifies the key adjustments made to derive the adjusted diluted EPS figures.

	2007 Pence	2006 Pence
Diluted EPS per the Income Statement	**4.3**	3.7
Exceptional charge on absorption of StreamShield	**0.5**	-
Amortisation of acquired intangibles	**0.5**	0.3
Unwind of discount on m.a.partners deferred consideration	**0.1**	-
Effect of change in UK deferred tax rate	**0.1**	-
Adjusted diluted EPS	**5.5**	4.0

Cash and treasury

The annual cash generation profile of the Group continues to show seasonality, primarily as a result of the payment profile of UK Government clients, generally resulting in stronger second half cash flows and we ended the first half with net debt of £25.2 million (2006: £1.6 million). At the operating level, the cash outflow for the half (before tax paid) was £3.1 million (2006: inflow of £3.0 million) as a result of the reversal of unusually strong cash flow in the second half of last year and a higher proportion of fixed price projects in the half. The Group also incurred net cash outflows of £6.4 million in the half associated with the Group's three acquisitions in the previous financial year (2006: £15.0 million). Capital expenditure was £2.7 million (2006: £4.6 million) reflecting both the underlying growth of the business, upgrades to the Group's IT infrastructure and the cost of fitting out several new offices in London, Cheltenham and Ballston, Virginia.

The Group has £40.0 million of borrowing facilities, comprising a £10.0 million overdraft facility and a £30.0 million committed borrowing facility, with the Group's clearing bankers of which £28.7 million (2006: £7.5 million) was drawn down at the period end. Financing costs included a charge of £0.2 million in respect of the discounting of the deferred consideration for m.a.partners (2006: £nil) as well as net interest paid on bank loans and overdrafts of £0.7 million (2006: £0.2 million income) stated net of gains on the £5 million interest rate swap entered into in October 2006 to partially hedge this cost.

Dividends

The Board is pleased to announce an interim dividend of 1.2 pence per share (2006: 0.625 pence) up 92% on last year, consistent with its previously announced intention to address the gradual reduction in dividend yield over the last few years. This will be paid on 8 January 2008 to shareholders on the register at the close of business on 7 December 2007, with an ex-dividend date of 5 December 2007.

OUTLOOK

We are pleased with the performance of the Group during a first half in which our strong growth was more weighted towards acquisitions than usual. Significant effort has been invested to integrate DFI and we now expect to see the benefits of this in its performance in the second half and beyond. Our Commercial business also performed well but, with the global uncertainty in financial markets, we are not expecting growth here in the second half.

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and most particularly in our Government markets where we are part of the recently successful Trusted Borders consortium. As a result, the outlook for the Group remains good.

Tom Black
Chief Executive
16 November 2007

Consolidated income statement (unaudited)

	Note	2007 Six months ended 30 September £'000	* As restated 2006 Six months ended 30 September £'000	2007 Year ended 31 March £'000
Revenue	2	**98,766**	68,333	156,112
Operating expenses	3	**(90,169)**	(62,650)	(141,136)
Operating profit before exceptional items		**9,368**	5,683	16,071
Exceptional items	3	**(771)**	-	(1,095)
Operating profit		**8,597**	5,683	14,976
Finance revenue		**75**	283	516
Finance costs		**(925)**	(35)	(602)
Profit before tax before exceptional items		**8,518**	5,931	15,985
Exceptional items	3	**(771)**	-	(1,095)
Profit before tax		**7,747**	5,931	14,890
Tax expense	5	**(2,635)**	(1,687)	(4,358)
Profit for the period from continuing operations		**5,112**	4,244	10,532
Attributable to				
Equity holders of the parent		**5,112**	4,244	10,532
Earnings per share	6			
Basic		**4.5p**	3.9p	9.5p
Diluted		**4.3p**	3.7p	9.2p
Dividends paid and proposed				
Dividends paid and recognised in the period (£'000)		**2,499**	1,204	1,905
Dividend per share paid and recognised in the period (pence)		**2.2p**	1.1p	1.7p
Dividends proposed but not recognised in the period (£'000)		**1,394**	703	2,498
Dividend per share proposed but not recognised in the period (pence)		**1.2p**	0.625p	2.2p
Adjusted earnings measures				
Adjusted operating profit	18	**10,292**	6,041	17,060
Adjusted profit before tax	18	**9,611**	6,289	17,312
Adjusted diluted earnings per share	18	**5.5p**	4.0p	10.7p

The Group has recently made a number of acquisitions. Full details are provided in note 17. As required by IFRS 3, "Business Combinations", where adjustments have been made to acquired fair values, restatements have been made to the opening balance sheet, purchase consideration and goodwill at the acquisition date. Accordingly, prior period financial statement information has been restated where appropriate.

*The 30 September 2006 comparatives have been adjusted for a reduction in amortisation of £42,000 and related tax effect of £13,000 following a reassessment of the provisional fair value of m.a.partners intangible assets at acquisition in the 31 March 2007 financial statements (see note 17b).

Consolidated balance sheet (unaudited)

	Note	2007 30 September £'000	* As restated 2006 30 September £'000	** As restated 2007 31 March £'000
Assets				
Non-current assets				
Property, plant and equipment		**13,319**	11,674	12,798
Goodwill	8	**56,690**	41,024	57,892
Other intangible assets	9	**4,880**	5,410	5,783
Deferred tax assets		**4,634**	4,350	5,418
		79,523	62,458	81,891
Current assets				
Inventories	10	**1,877**	1,947	1,494
Trade and other receivables	11	**57,210**	42,750	47,030
Current tax recoverable		**954**	596	231
Cash and cash equivalents		**3,872**	5,907	2,895
		63,913	51,200	51,650
Non-current asset held for sale		**-**	876	-
Total assets		**143,436**	114,534	133,541
Equity				
Share capital		**2,317**	2,271	2,287
Share premium		**18,619**	15,408	18,619
Merger reserve		**11,210**	5,440	5,440
Capital redemption reserve		**747**	747	747
Hedging reserve		**10**	-	-
Translation reserve		**(1,916)**	(27)	(561)
Retained earnings		**43,439**	32,231	40,363
Attributable to equity holders of parent company		**74,426**	56,070	66,895
Liabilities				
Non-current liabilities				
Borrowings	12	**23,684**	5,661	10,931
Deferred tax liabilities		**1,264**	1,782	1,321
Provisions	14	**300**	750	300
		25,248	8,193	12,552
Current liabilities				
Bank overdrafts		**378**	-	-
Borrowings	12	**5,000**	1,875	-
Trade and other payables	13	**35,030**	36,497	40,750
Current income tax liabilities		**2,889**	-	1,207
Provisions	14	**465**	11,899	12,137
		43,762	50,271	54,094
Total liabilities		**69,010**	58,464	66,646
Total equity and liabilities		**143,436**	114,534	133,541

*The 30 September 2006 comparatives have been restated to (i) adjust the provisional fair value of the assets and liabilities of Inforenz and m.a.partners at acquisition; (ii) adjust the purchase price for m.a.partners and hence goodwill; and (iii) reclassify the premium on the issue of shares on the acquisition of m.a.partners from the share premium account to merger reserve.

**The 31 March 2007 comparatives have restated to (i) adjust the provisional fair value of the assets and liabilities of DFI on acquisition; and (ii) adjust the purchase price and hence goodwill of DFI and m.a.partners.

Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of the parent							Total equity
	Share capital	Share premium	Merger reserve	Capital redemption reserve	Hedging reserve	Translation reserve	Profit and loss reserve	
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
At 1 April 2006	447	17,196	-	747	-	(57)	27,298	**45,631**
Currency translation differences	-	-	-	-	-	30	-	**30**
Tax on share options	-	-	-	-	-	-	1,007	**1,007**
Net income recognised directly in equity	-	-	-	-	-	30	1,007	**1,037**
Profit for the period	-	-	-	-	-	-	4,244	**4,244**
Total recognised income and expense for the period	-	-	-	-	-	30	5,251	**5,281**
Proceeds from disposal of own shares	-	-	-	-	-	-	481	**481**
Share-based payments	-	-	-	-	-	-	405	**405**
Dividends paid	-	-	-	-	-	-	(1,204)	**(1,204)**
Bonus issue	1,788	(1,788)	-	-	-	-	-	**-**
Issue of share capital	36	-	5,440	-	-	-	-	**5,476**
At 30 September 2006 *	2,271	15,408	5,440	747	-	(27)	32,231	**56,070**
Currency translation differences	-	-	-	-	-	(534)	-	**(534)**
Tax on share options	-	-	-	-	-	-	1,444	**1,444**
Net income recognised directly in equity	-	-	-	-	-	(534)	1,444	**910**
Profit for the period	-	-	-	-	-	-	6,288	**6,288**
Total recognised income and expense for the period	-	-	-	-	-	(534)	7,732	**7,198**
Proceeds from disposal of own shares	-	-	-	-	-	-	192	**192**
Share-based payments	-	-	-	-	-	-	909	**909**
Dividends paid	-	-	-	-	-	-	(701)	**(701)**
Issue of share capital	16	3,211	-	-	-	-	-	**3,227**
At 31 March 2007	2,287	18,619	5,440	747	-	(561)	40,363	**66,895**
Currency translation differences	-	-	-	-	-	(1,355)	-	**(1,355)**
Tax on share options	-	-	-	-	-	-	(989)	**(989)**
Revaluation gain on financial instruments	-	-	-	-	15	-	-	**15**
Tax on revaluation of gain on financial instruments	-	-	-	-	(5)	-	-	**(5)**
Net income recognised directly in equity	-	-	-	-	10	(1,355)	(989)	**(2,334)**
Profit for the period	-	-	-	-	-	-	5,112	**5,112**
Total recognised income and expense for the period	-	-	-	-	10	(1,355)	4,123	**2,778**
Proceeds from disposal of own shares	-	-	-	-	-	-	332	**332**
Share-based payments	-	-	-	-	-	-	1,120	**1,120**
Dividends paid	-	-	-	-	-	-	(2,499)	**(2,499)**
Issue of share capital	30	-	5,770	-	-	-	-	**5,800**
At 30 September 2007	**2,317**	**18,619**	**11,210**	**747**	**10**	**(1,916)**	**43,439**	**74,426**

*Total equity was previously £56,041,000 prior to restatement of the provisional fair value of m.a.partners intangible assets at acquisition and the resulting adjustment to amortisation of £42,000 and related tax effect of £13,000. The premium on the issue of shares on the acquisition of m.a.partners has been reclassified from the share premium account to merger reserve.

Consolidated cash flow statement (unaudited)

	Note	2007 30 September £'000	* As restated 2006 30 September £'000	2007 31 March £'000
Cash flows from operating activities				
Operating profit		**8,597**	5,683	14,976
Depreciation of property, plant and equipment	3	**2,162**	1,688	4,181
(Profit) / loss on disposal of property, plant and equipment		-	(11)	20
Profit on disposal of asset held for resale		-	-	(42)
Amortisation of intangible assets	3	**831**	290	836
Impairment of Rubus goodwill following utilisation of Rubus tax losses	3	**93**	68	153
Share-based payments		**1,120**	405	1,314
(Increase) / decrease in inventory		**(367)**	(7)	443
Increase in trade and other receivables		**(10,408)**	(3,149)	(1,159)
(Decrease) / increase in trade and other payables		**(5,175)**	(1,958)	1,851
Income tax paid		**(1,952)**	(1,179)	(2,713)
Net cash flows from operating activities		**(5,099)**	1,830	19,860
Cash flows from investing activities				
Purchase of property, plant and equipment	7	**(2,712)**	(4,612)	(7,941)
Proceeds from sale of property, plant and equipment		-	-	3
Proceeds from sale on non-current asset held for resale		-	-	871
Acquisition of businesses and subsidiaries, net of cash acquired		**(6,447)**	(15,005)	(36,439)
Interest received		**72**	276	518
Net cash flows used in investing activities		**(9,087)**	(19,341)	(42,988)
Cash flow from financing activities				
Dividends paid		**(2,499)**	(1,204)	(1,905)
Proceeds from disposal of own shares		**332**	481	673
Proceeds from borrowings		**17,750**	7,500	11,000
Interest paid		**(753)**	-	(333)
Net cash used in financing activities		**14,830**	6,777	9,435
Net increase / (decrease) in cash and cash equivalents		**644**	(10,734)	(13,693)
Cash and cash equivalents at the beginning of period		**2,895**	16,619	16,619
Effect of foreign exchange rate changes on cash and cash equivalents		**(45)**	22	(31)
Cash and cash equivalents at end of period **		**3,494**	5,907	2,895

*The Group has recently made a number of acquisitions. Full details are provided in note 17. As required by IFRS 3, "Business Combinations", where adjustments have been made to acquired fair values, restatements have been made to the opening balance sheet, purchase consideration and goodwill at the acquisition date. Accordingly, prior period financial statement information has been restated where appropriate.

**All cash and cash equivalents related to cash at bank and in hand, net of bank overdrafts.

Notes to the condensed consolidated interim financial information

1. Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 September 2007 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, "Interim Financial Reporting" as adopted by the European Union.

The interim financial information should be read in conjunction with the annual financial statements for the year ended 31 March 2007. The accounting policies adopted in these condensed consolidated interim financial statements are consistent with those of the annual financial statements for the year ended 31 March 2007 except for the following new standards, amendments to the standards and interpretations which are mandatory for the financial year ending 31 March 2008 and have been adopted in these condensed consolidated interim statements. The adoption of these standards and interpretations has had no material impact on these condensed interim statements.

- IFRIC 7, "Applying the restatement approach under IAS 29", effective for annual periods beginning on or after 1 March 2006.
- IFRIC 8, "Scope of IFRS 2", effective for annual periods beginning on or after 1 May 2006.
- IFRIC 9, "Reassessment of embedded derivatives", effective for annual periods beginning on or after 1 June 2006.
- IFRIC 10, "Interims and impairment", effective for annual periods beginning on or after 1 November 2006.
- IFRS 7, "Financial instruments; Disclosures", effective for annual periods beginning on or after 1 January 2007. IAS1, "Amendments to capital disclosures" effective for annual periods beginning on or after 1 January 2007. As this interim report contains only condensed financial statements, and as there are no material financial instruments related transactions in the period, full IFRS 7 disclosures are not required at this stage. The full IFRS 7 disclosures, including the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1, will be given in the annual financial statements.
- IFRS 4, "Insurance contracts", revised implementation guidance, effective when an entity adopts IFRS 7.
- IFRIC 11, IFRS 2, "Group and treasury share transactions", effective for annual periods beginning on or after 1 March 2007.

The following new standards, amendments to standards and interpretations have been issued and are subject to EU endorsement. They are not effective for the financial year ending 31 March 2008 and have not been adopted early.

- IFRIC 12, "Service concession arrangement", effective for annual periods beginning on or after 1 January 2008. Management do not expect this interpretation to be relevant for the Group.
- IFRIC 13, "Customer Loyalty Programmes", effective for annual periods beginning on or after 1 July 2008. Management do not expect this interpretation to be relevant for the Group.
- IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", effective for annual periods beginning on or after 1 January 2008. Management do not expect this interpretation to be relevant for the Group.
- IFRS 8, "Operating segments", effective for annual periods beginning on or after 1 January 2009. Management will review the impact of this standard on adoption, taking into account the management and organisation structure at that time.
- IAS 23, "Borrowing Costs" (revised), effective for annual periods beginning on or after 1 January 2009. Management do not expect this revision to be relevant for the Group.

The financial information contained in this interim statement does not amount to statutory financial statements within the meaning of section 240 Companies Act 1985. The financial information contained in this report is unaudited but has been reviewed by Ernst & Young LLP. The financial statements for the year ended 31 March 2007, from which information has been extracted, were prepared under IFRS and have been delivered to the Registrar of Companies. The report of the auditors was unqualified in accordance with section 235 of the Companies Act 1985 and did not contain a statement under section 237 (2) or (3) Companies Act 1985. The interim financial statements were approved by the Board of Directors on 16 November 2007.

2. Segment information

Primary basis – geographical segments

Following the acquisition of DFI and m.a.partners in the previous financial year the Group has a significantly increased presence in the US. The Group has also absorbed StreamShield into its core business from 30 June 2007 and consequently the Board has determined that the Group's primary reporting segment is geography by origin. Previously the Group's primary reporting segments were by class of business, "Business and technology consultancy" and "StreamShield". The Group's segmental disclosures have been restated accordingly.

Six months ended 30 September 2007

	Europe £'000	US £'000	Eliminations £'000	Total £'000
Segment revenue	84,013	15,524	(771)	98,766
Segment operating profit/(loss) before exceptional items	10,279	(911)	-	9,368
Exceptional items	(771)	-	-	(771)
Segment operating profit/(loss) after exceptional items	9,508	(911)	-	8,597
Finance revenue				75
Finance costs				(925)
Profit before tax				7,747
Tax expense				(2,635)
Profit after tax				5,112

Six months ended 30 September 2006

	Europe £'000	US £'000	Eliminations £'000	Total £'000
Segment revenue	67,391	1,136	(194)	68,333
Segment operating profit/(loss) before exceptional items	6,542	(859)	-	5,683
Exceptional items	-	-	-	-
Segment operating profit/(loss) after exceptional items	6,542	(859)	-	5,683
Finance revenue				283
Finance costs				(35)
Profit before tax				5,931
Tax expense				(1,687)
Profit after tax				4,244

Year ended 31 March 2007

	Europe £'000	US £'000	Eliminations £'000	Total £'000
Segment revenue	151,275	6,025	(1,188)	156,112
Segment operating profit/(loss) before exceptional items	17,401	(1,330)	-	16,071
Exceptional items	(1,095)	-	-	(1,095)
Segment operating profit/(loss) after exceptional items	16,306	(1,330)	-	14,976
Finance revenue				516
Finance costs				(602)
Profit before tax				14,890
Tax expense				(4,358)
Profit after tax				10,532

3. Operating profit

Operating profit is stated after charging / (crediting):

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Staff costs – salaries	**46,559**	31,439	74,789
Staff costs – social security	**5,004**	3,300	7,712
Staff costs – pensions	**4,222**	2,195	5,332
Staff costs – share-based payments	**1,120**	405	1,314
Total staff costs	**56,905**	37,339	89,147
Net foreign exchange losses/(gains)	**23**	(14)	48
Depreciation of property, plant and equipment	**2,162**	1,688	4,181
Amortisation of acquired intangible assets	**831**	290	836
Impairment of Rubus goodwill following utilisation of Rubus tax losses	**93**	68	153
Materials and other external project costs	**15,255**	10,095	22,579
Operating lease payments – minimum lease payments	**2,534**	1,622	3,360
Other operating expenses	**12,366**	11,562	20,832
	90,169	62,650	141,136

Within operating expenses presented above is £1,068,000 (2006: £2,058,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the period (2006: £nil).

Exceptional items
The current period exceptional item of £771,000 relates to the costs associated with the absorption of StreamShield into the Group's core business. The charge represents severance costs (£388,000), share-based payments (£143,000) and professional and other costs (£240,000).

The exceptional item in the year ended 31 March 2007 of £1,095,000 relates to the costs associated with absorbing StreamShield into the Group's core business. This charge represents impairment write downs associated with inventory (£675,000), property, plant and equipment (£355,000) and other assets (£65,000). Fixed asset write downs have been made to bring the asset values in line with their economic value in use. Inventory and other assets have been fully written down where they are not expected to be utilised by the business going forward as they are not considered to have a net realisable value.

4. Employee numbers

The number of employees (excluding Non-Executive Directors) during the period was as follows:

	2007 30 September Number	2006 30 September Number	2007 31 March Number
Revenue earners	**1,260**	886	979
Support staff	**235**	153	174
Average number of employees	**1,495**	1,039	1,153
Number of employees at period end	**1,524**	1,235	1,464

5. Tax

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Current tax expense			
Current tax on income of this year	3,508	2,249	5,609
Adjustments in respect of prior years	24	(301)	(298)
Total current tax expense	3,532	1,948	5,311
Deferred tax credit			
Origination and reversal of temporary differences	(751)	(341)	(957)
Adjustments in respect of prior years	(146)	80	4
Total deferred tax credit	(897)	(261)	(953)
Total income tax expense in income statement	2,635	1,687	4,358

The charge for tax for the six months ended 30 September 2007 has been calculated based on the anticipated effective tax rate for the year ended 31 March 2008. The Group's effective tax rate for the period was 34.0% (2006: 28.4%). This increase has principally arisen due to increased unrelieved US tax losses and the impact of the reduction of the Group's net UK deferred tax asset from, 30% to 28%, following the change in the UK's corporation tax rate from 1 April 2008.

Reconciliation of effective tax rate

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Group profit before tax	7,747	5,931	14,890
Income tax using the UK corporation tax rate at 30% (2006: 30%)	2,324	1,779	4,467
Tax effects of:			
- Expenses not deductible for tax purposes	239	96	337
- US unrelieved losses	290	189	83
- R&D tax credit	(233)	(307)	(503)
- R&D tax credit in respect of prior years	-	(72)	-
- Utilisation of pre-acquisition brought forward tax losses	(93)	(68)	(153)
- Impact of UK deferred tax rate change from 30% to 28%	176	-	-
- Other differences	(68)	70	127
Total income tax expense	2,635	1,687	4,358

6. Earnings per share

The calculation of earnings per share is based on the following:

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Profit attributable to shareholders	**5,112**	4,244	10,532
	Number of shares ('000)	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	**115,175**	112,001	112,789
Weighted average number of shares held by the Employee Benefit Trust	**(945)**	(2,137)	(1,701)
Basic weighted average number of shares in issue	**114,230**	109,864	111,088
Dilutive effect of share options	**3,908**	3,589	3,592
Diluted weighted average number of shares in issue	**118,138**	113,453	114,680

7. Capital expenditure and disposals

Additions to property, plant and equipment during the six months ended 30 September 2007 amounted to £2,712,000 (six months ended 30 September 2006: £4,612,000). The net book value of property, plant and equipment disposed during the six months ended 30 September 2007 amounted to £nil (six months ended 30 September 2006: £11,000).

8. Goodwill

	Note	£'000
Cost and net book value		
At 1 April 2006		9,041
Acquisition of Inforenz	17a	1,673
Acquisition of m.a.partners	17b	30,378
Utilisation of tax losses		(68)
At 30 September 2006		41,024
Acquisition of DFI	17c	17,343
Utilisation of tax losses		(85)
Exchange differences		(390)
At 31 March 2007		57,892
Utilisation of tax losses		(93)
Exchange differences		(1,109)
At 30 September 2007		**56,690**

9. Other intangible assets

	Note	Customer relationships £'000	Intellectual property £'000	Total £'000
Cost				
At 1 April 2006		1,880	200	2,080
Acquisition of Inforenz	17a	344	100	444
Acquisition of m.a.partners	17b	3,317	-	3,317
At 30 September 2006		5,541	300	5,841
Acquisition of DFI	17c	960	-	960
Exchange differences		(45)	-	(45)
At 31 March 2007		6,456	300	6,756
Exchange differences		(87)	-	(87)
30 September 2007		**6,369**	**300**	**6,669**
Amortisation				
At 1 April 2006		(91)	(50)	(141)
Charge for the period		(265)	(25)	(290)
At 30 September 2006		(356)	(75)	(431)
Charge for the period		(504)	(42)	(546)
Exchange differences		4	-	4
At 31 March 2007		(856)	(117)	(973)
Charge for the period		(796)	(35)	(831)
Exchange differences		15	-	15
At 30 September 2007		**(1,637)**	**(152)**	**(1,789)**
Net book value				
At 30 September 2007		**4,732**	**148**	**4,880**
At 31 March 2007		5,600	183	5,783
At 30 September 2006		5,185	225	5,410

10. Inventories

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Work in progress	**1,877**	1,947	1,494

11. Trade and other receivables

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Trade receivables	**34,787**	29,360	31,675
Prepayments and accrued income	**2,556**	2,118	2,104
Amounts recoverable on contracts	**18,798**	11,108	12,319
Other receivables	**1,069**	164	932
	57,210	42,750	47,030

12. Borrowings

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Non-current			
Revolving loan	**15,000**	-	11,000
Amortising loan	**8,750**	5,625	-
Issue costs	**(66)**	-	(77)
Interest	**-**	36	8
	23,684	5,661	10,931
Current			
Amortising loan	**5,000**	1,875	-
Total borrowings	**28,684**	7,536	10,931

Movement in borrowings is as follows:	**£'000**
At 1 April 2006	-
Draw down of amortising loan	7,500
Interest	36
At 30 September 2006	**7,536**
Repayment of amortising loan	(7,500)
Draw down of revolving loan	11,000
Issue costs	(77)
Interest	(28)
At 31 March 2007	**10,931**
Increase in revolving loan facility	4,000
Increase in amortising loan facility	13,750
Issue costs	11
Interest	(8)
At 30 September 2007	**28,684**

13. Trade and other payables

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Trade payables	**5,742**	6,891	6,349
Accruals	**16,505**	16,397	19,469
Deferred income	**826**	751	1,478
Payments received on account	**3,083**	4,154	5,457
Social security and other taxes	**8,874**	8,304	7,997
	35,030	36,497	40,750

14. Provisions

	£'000
Provisions (non-current liabilities)	
At 30 September 2006	750
Transfer to current liabilities	(450)
At 31 March 2007 and 30 September 2007	**300**
Provisions (current liabilities)	
At 1 April 2006	-
Provision for future consideration payable – Inforenz	565
Provision for future consideration payable – m.a.partners	11,334
At 30 September 2006	11,899
Transfer from non-current liabilities	450
Consideration paid	(550)
Unwind of discount on deferred consideration payable	338
At 31 March 2007	12,137
Settlement of m.a.partners deferred consideration	(11,841)
Unwind of discount on deferred consideration payable	169
At 30 September 2007	**465**

15. Capital commitments

The Group had the following capital commitments at each period end:

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Property, plant and equipment	**771**	1,444	662

16. Related party transactions

The remuneration of Directors and other members of key management recognised in the income statement, is set out below in aggregate. Key management are defined as the Board of Detica Group plc and other persons classified as "persons discharging responsibility" under the rules of the Financial Services Authority.

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Short-term employee benefits	**766**	545	1,416
Post-employment benefits	**111**	43	123
Share-based payments	**173**	131	262
	1,050	719	1,801

On 30 March 2007, the Group acquired DFI International Inc. As part of this acquisition, John Gordon, then a Director of Detica Inc. and, since 1 April 2007, a Non-Executive Director of the Group, received $338,251 in exchange for options held in DFI Government Practice Inc, a trading subsidiary of DFI International Inc.

There were no other significant related party contracts and transactions during the six months ended 30 September 2007 and 2006 and the year ended 31 March 2007.

17. Acquisitions

The Group has recently made a number of acquisitions. Full details are provided below. As required by IFRS 3, "Business Combinations", where adjustments have been made to provisional acquired fair values, restatements have been made to the opening balance sheet, purchase consideration and goodwill at the acquisition date. Accordingly, prior period financial statement information has been restated where appropriate.

17a. Inforenz

On 19 July 2006, the Group acquired Inforenz Limited, a company that provides a range of specialised computer forensic services to both government and commercial clients, for a total consideration of £2,227,000 including directly attributable costs.

The fair value of the assets and liabilities acquired with Inforenz were provisional in the financial statements for the six months ended 30 September 2006. These fair values were reviewed in the period ended 31 March 2007 and adjustments to these values recognised in the financial statements for the year ended 31 March 2007. The 30 September 2006 financial statements have therefore been restated to reflect these adjustments.

	30 September 2006 £'000	Adjustments £'000	31 March and 30 September 2007 £'000
Fair values on acquisition			
Intangible assets (excluding goodwill)	444	-	444
Property, plant and equipment	102	-	102
Trade and other receivables	142	-	142
Cash and cash equivalents	180	-	180
Trade and other payables	(91)	(90)	(181)
Deferred tax liability	(133)	-	(133)
Net assets	644	(90)	554
Goodwill arising on acquisition	1,583	90	1,673
Total consideration	2,227	-	2,227
Total consideration comprised:			
Cash consideration	1,576	-	1,576
Provision for future consideration payable	465	-	465
Directly attributable costs	186	-	186
	2,227	-	2,227

The adjustments to fair values relate to the inclusion of unrecorded liabilities.

17b. m.a.partners

On 6 September 2006, the Group acquired m.a.International Limited ("m.a.partners"), an international management consultancy specialising in the capital markets sector for a total consideration of £39.4 million including directly attributable costs.

The fair value of the assets and liabilities acquired with m.a.partners were provisional in the financial statements for the six months ended 30 September 2006. These provisional fair values were reviewed in the period ended 31 March 2007 and adjustments to these values recognised in the financial statements for the year ended 31 March 2007. A further adjustment has been made to the Directors' estimate of contingent consideration payable to the vendors at 30 September 2007. The 30 September 2006 and 31 March 2007 financial statements have therefore been restated to reflect these adjustments.

	As reported	Adjustments		As at
	30 September 2006 £'000	31 March 2007 £'000	30 September 2007 £'000	30 September 2007 £'000
Fair values on acquisition				
Intangible assets (excluding goodwill)	5,802	(2,485)	-	3,317
Property, plant and equipment	180	-	-	180
Deferred tax asset	559	427	-	986
Trade and other receivables	7,487	(34)	-	7,453
Cash and cash equivalents	4,341	-	-	4,341
Trade and other payables	(6,292)	-	-	(6,292)
Deferred tax liability	(1,740)	745	-	(995)
Net assets	10,337	(1,347)	-	8,990
Goodwill arising on acquisition	27,793	2,280	305	30,378
Total consideration	38,130	933	305	39,368
Total consideration comprised:				
Cash consideration	25,780	957	225	26,962
Share consideration	11,277	-	-	11,277
Directly attributable costs	1,073	(24)	80	1,129
	38,130	933	305	39,368

The adjustments to the provisional fair values of intangibles relate to the Directors' reassessment of the fair value of significant customer relationships held at acquisition. The adjustment to the deferred tax liability relates to the tax effect of the adjustment to intangible assets. The adjustment to the deferred tax asset relates to a reassessment of the taxation position at acquisition, principally in relation to tax deductions available on share options and share awards.

An adjustment to cash consideration of £957,000 in respect of a working capital adjustment was recognised in the financial statements for the year ended 31 March 2007. In the period ended 30 September 2007, additional cash consideration of £225,000 has been recognised in relation to deferred consideration arising on tax relief available on share options and share awards issued by m.a.International Limited. The final payment to the vendors is due in January 2008.

During the period the Company issued 1,479,551 ordinary shares with a total value of £5,800,000 to settle part of the deferred consideration liability due in relation to the acquisition.

17c. DFI

On 30 March 2007, the Group acquired DFI International Inc. (DFI), a consulting group providing services to the US National Security Community for a total consideration of £21,861,000.

The investment in DFI has been included in the balance sheet at its fair value at the date of acquisition. The fair value of the assets and liabilities acquired with DFI were provisional in the financial statements for the year ended 31 March 2007. These fair values have been reviewed in the current period and adjustments to these values are set out below. The Directors continue to assess the fair values of assets and liabilities acquired and they remain provisional fair values pending completion of the fair value review. Further adjustments to fair values may therefore arise.

	31 March 2007 £'000	Adjustments £'000	30 September 2007 £'000
Fair values at acquisition			
Intangible assets (excluding goodwill)	960	-	960
Property, plant and equipment	295	-	295
Trade and other receivables	5,866	177	6,043
Trade and other payables	(1,767)	(488)	(2,255)
Current income tax liabilities	-	(127)	(127)
Deferred tax liability	(398)	-	(398)
Net assets	4,956	(438)	4,518
Goodwill arising on acquisition	17,538	(195)	17,343
Total consideration	22,494	(633)	21,861
Total consideration comprised:			
Cash consideration	17,907	(633)	17,274
Share consideration	3,227	-	3,227
Directly attributable costs	1,360	-	1,360
	22,494	(633)	21,861

The adjustments to fair values mainly relate to the inclusion of unrecorded accruals, prepayments and accrued revenue, revisions to tax estimates and the write down of trade and other receivables to their recoverable amounts. The adjustment to the cash consideration payable relates to a working capital and indebtedness adjustment due from the vendor.

18. Reconciliation of adjusted earnings to IFRS reported figures

Operating profit

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Group operating profit - unadjusted	8,597	5,683	14,976
Exceptional charge on absorption of StreamShield into the core business	771	-	1,095
Amortisation of acquired intangibles	831	290	836
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	93	68	153
Adjusted Group operating profit	10,292	6,041	17,060

Profit before tax

	2007 30 September £'000	2006 30 September £'000	2007 31 March £'000
Group profit before tax - unadjusted	7,747	5,931	14,890
Exceptional charge on absorption of StreamShield into the core business	771	-	1,095
Amortisation of acquired intangibles	831	290	836
Unwind of the discount on m.a.partners deferred consideration	169	-	338
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	93	68	153
Adjusted Group profit before tax	9,611	6,289	17,312

Diluted earnings per share

	2007 30 September Pence	2006 30 September Pence	2007 31 March Pence
Group diluted earnings per share - unadjusted	4.3	3.7	9.2
Exceptional charge on absorption of StreamShield into the core business	0.5	-	0.7
Amortisation of acquired intangibles	0.5	0.3	0.5
Unwind of the discount on m.a.partners deferred consideration	0.1	-	0.3
Effect of change in UK deferred tax rate	0.1	-	-
Adjusted Group diluted earnings per share	5.5	4.0	10.7

Responsibility statement of the Directors in respect of the interim financial statements

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34, "Interim Financial Reporting" as adopted by the EU;

- the interim management report includes a fair review of the information required by:

  (a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the year; and

  (b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period and any changes in the related party transactions described in the last annual report that could do so.

Tom Black
Chief Executive

Mandy Gradden
Finance Director

16 November 2007

Independent review report to Detica Group plc

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Detica Group plc and its subsidiaries (the "Group") as at 30 September 2007, comprising of the interim consolidated balance sheet as at 30 September 2007 and the related interim consolidated statements of income, changes in equity and cash flows for the six-month period then ended and explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of consolidated financial statements.

This report is made solely to the company in accordance with guidance contained in ISRE 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of consolidated financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of consolidated financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
Southampton

16 November 2007

END